Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDEND

The Bank of New York Mellon Corporation

	Quarter ended
(dollar amounts in millions)	March 31, 2013	Dec. 31, 2012	March 31, 2012
Earnings
Income before income taxes	$809	$853	$885
Net (income) attributable to noncontrolling interests	(16)	(11)	(12)
Income before income taxes attributable to shareholders of The Bank of New York Mellon Corporation	793	842	873
Fixed charges, excluding interest on deposits	94	112	131
Income before income taxes and fixed charges, excluding interest on deposits applicable to the shareholders of The Bank of New York Mellon Corporation	887	954	1,004
Interest on deposits	30	32	43
Income before income taxes and fixed charges, including interest on deposits applicable to shareholders of The Bank of New York Mellon Corporation	$917	$986	$1,047
Fixed charges
Interest expense, excluding interest on deposits	$66	$86	$104
One-third net rental expense (a)	28	26	27
Total fixed charges, excluding interest on deposits	94	112	131
Interest on deposits	30	32	43
Total fixed charges, including interests on deposits	$124	$144	$174
Preferred stock dividends	$13	$13	$—

Total fixed charges and preferred stock dividends, excluding interest on deposits	$107	$125	$131
Total fixed charges and preferred stock dividends, including interest on deposits	$137	$157	$174

Earnings to fixed charges ratios
Excluding interest on deposits	9.44	8.52	7.66
Including interest on deposits	7.40	6.85	6.02

Earnings to fixed charges and preferred stock dividends ratios
Excluding interest on deposits	8.29	7.63	7.66
Including interest on deposits	6.69	6.28	6.02

(a)	The proportion deemed representative of the interest factor.